EXHIBIT 12

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31,
(in thousands)	2005	2004
Income before taxes on income	$438,578	$335,649
Add fixed charges:
Interest expense – excluding interest on deposits	9,428	8,388
Interest expense – deposits	2,966	1,408
Interest factor on rent [1]	3,978	3,720

Total fixed charges	16,372	13,516

Earnings before fixed charges and taxes on income	$454,950	$349,165

Ratio of earnings to fixed charges – including interest on deposits	27.8	25.8
Ratio of earnings to fixed charges – excluding interest on deposits	33.7	28.7

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).